Q77(h) (Change in Control)
Virtus CA Tax-Exempt Bond Fund (Series 13):
NFS LLC ("NFS"), on behalf of its customers, ceased having control on April 14, 2014, due to a large redemption of its shares. As of the end of the period, NFS owned 12.39% of the shares (as measured in assets).
Virtus Global Dividend Fund (Series 6):
Virtus Alternatives Diversifier Fund (the "Fund") ceased having control on or about August 29, 2014, due to a large redemption of its shares. As of the end of the period, the Fund owned 16.94% of the shares (as measured in assets). Virtus Global Real Estate Securities Fund (Series 25):
Virtus Alternatives Diversifier Fund (the "Fund") ceased having control on or about August 29, 2014, due to a large redemption of its shares. As of the end of the period, the Fund owned 19.57% of the shares (as measured in assets). Virtus Greater European Opportunities Fund (Series 27):
Pershing LLC ("Pershing"), on behalf of its customers, ceased having control on August 7, 2014, due to a large redemption of its shares. As of the end of the period, the Pershing owned 21.287% of the shares (as measured in assets).
Virtus International Equity Fund (Series 28):
Pershing, on behalf of its customers, acquired control on or about May 13, 2014, due to a series of purchases that began in early May. As of the end of the period, Pershing owned 25.74% of the shares (as measured in assets).
Virtus Wealth Masters Fund (Series 37):
Virtus Partners, Inc. ("Virtus") ceased having control on or about May 21, 2014, due to a series of redemptions of its shares. As of the end of the period, the Virtus owned 0.00% of the shares (as measured in assets).